                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                    SCHEDULE 13D/A


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 7)

                                         SYS
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                                 No Par Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     871880 10 0
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                               Peter R. Pancione, Esq.
                           Gipson Hoffman & Pancione, P.C.
             1901 Avenue of the Stars, Suite 1100, Los Angeles, CA 90067
                                    (310) 556-4660
--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                     May 29, 1997
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)


                            (Continued on following pages)



                                  Page 1 of 9 Pages

                                     SCHEDULE 13D
CUSIP No.   871880 10 0                                        Page 2 of 9 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Robert D. Mowry
         SSN: ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
--------------------------------------------------------------------------------

           NUMBER OF         7   SOLE VOTING POWER
           SHARES                658,504
        BENEFICIALLY         --------------------------------------------------
          OWNED BY           8   SHARED VOTING POWER
            EACH                 978,504
           REPORTING         --------------------------------------------------
           PERSON            9   SOLE DISPOSITIVE POWER
            WITH                 658,504
                             --------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                 855,426
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,208,293 (See response to Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN

                                     SCHEDULE 13D
CUSIP No.   871880 10 0                                        Page 3 of 9 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Charles H. Werner
         SSN: ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    PF; OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
--------------------------------------------------------------------------------

           NUMBER OF         7   SOLE VOTING POWER
           SHARES                229,789
        BENEFICIALLY         --------------------------------------------------
          OWNED BY           8   SHARED VOTING POWER
            EACH                 0
           REPORTING         --------------------------------------------------
           PERSON            9   SOLE DISPOSITIVE POWER
            WITH                 229,789
                             --------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,208,293 (See response to Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     SCHEDULE 13D
CUSIP No.   871880 10 0                                        Page 4 of 9 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         AMERICAN TECHNOLOGY INVESTMENTS, INC., a California corporation TIN:95-4624815
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    WC, AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------

           NUMBER OF         7   SOLE VOTING POWER
           SHARES                196,922
        BENEFICIALLY         --------------------------------------------------
          OWNED BY           8   SHARED VOTING POWER
            EACH                 0
           REPORTING         --------------------------------------------------
           PERSON            9   SOLE DISPOSITIVE POWER
            WITH                 196,922
                             --------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,208,293 (See response to Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         CO

                                     SCHEDULE 13D
CUSIP No.   871880 10 0                                        Page 5 of 9 Pages

--------------------------------------------------------------------------------
ITEM 1.  SECURITY AND ISSUER

         The title and class of this statement relates to SYS's no pa value common stock (the "Common Stock"), SYS's principal executive offices are located at 6363 Greenwich Drive, Suite 200, San Diego, California 92122.

         The last known filing pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 is SYS's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997. Based on such Report, the undersigned believe there are 3,021,822 outstanding shares of Common Stock. The securities are not presently traded on any national securities exchange.

ITEM 2.  IDENTITY AND BACKGROUND

    1)   a) Name:  Robert D. Mowry
         b) Business address: 19 Cherry Hills Lane, Newport Beach, California 92660
         c) Principal occupation: President of Big Canyon Investments, Inc. and American Technology Investments, Inc.,
                        (see 1) above and 4) below for address and description); Mr. Mowry was elected a director of SYS on March 19, 1997 and is also is the President of North American Timeshare, Inc., dba United Computer Systems, which sells computer hardware and software, and provides maintenance on the software. North American Timeshare, Inc. has a business address at 8726 South Sepulveda Boulevard, Suite C171, Los Angeles, California 90045

         d) Criminal proceedings:  none
         e) Civil proceedings:  none
         f) Citizenship:  US

    2)   a) Name:  Charles H. Werner
         b) Business address: Post Office Box 1966, Rancho Santa Fe, California 92607
         c) Principal occupation:  Consultant, Director of SYS
         d) Criminal proceedings:  none
         e) Civil proceedings:  none
         f) Citizenship:  US

    3) a) Name: American Technology Investments, Inc., a California corporation
         b) Business address: 1280 Bison Avenue, B9-614, Newport Beach, California 92660
         c) Principal business:  investments and management of investments
         d) Criminal proceedings:  none
         e) Civil proceedings:  none
         f) Citizenship:  a California corporation

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    1) Big Canyon Investments, Inc. directly borrowed, through an unsecured note, $20,000 in funds from its sole shareholder, Robert D. Mowry to make the purchase of 188,800 shares of Common Stock on May 22, 1996. (Mr. Mowry's personal funds were used to fund the loan). Big Canyon Investments, Inc. borrowed, through an unsecured loan from an unaffiliated third party, $15,885 for the purchase of the 150,000 shares on July 26, 1996. Big Canyon Investments, Inc. used its operating capital to purchase the 200 shares of Common Stock for $21.20, and 130,457 shares of Common Stock for $39,137.10 on November 25, 1996.

                                     SCHEDULE 13D

CUSIP No.   871880 10 0                                        Page 6 of 9 Pages


         The 469,457 shares of Common Stock held by Big Canyon Investors, Inc. were transferred to Mr. Mowry on May 29, 1997.

    2) Mr. Mowry used his personal funds to purchase of 17,000 shares of Common Stock on or about April 1991. Mr. Mowry used $50,530 of his personal funds to purchase 85,888 shares of Common Stock on March 19, 1997 and 15,171 shares of Common Stock on March 21, 1997. Mr. Mowry used personal funds to purchase the 70,988 shares of Common Stock on May 14, 1997.

         On May 29, 1997, Mr. Mowry received 469,457 shares of Common Stock from Big Canyon Investors, Inc., as a distribution.

    3) Mr. Werner used personal funds of $7,350 to acquire 19,600 shares of Common Stock on December 29, 1989, funds of $29,972 from a pension plan of which he is the beneficiary to acquire 79,925 shares of Common Stock on September 15, 1989, and funds of $25,896 from the same pension plan to acquire 99,600 shares of stock on April 2, 1991. Mr. Werner used personal funds of $5,322 to purchase 8,446 shares of Common Stock on March 19, 1997 and 1,083 shares of Common Stock on March 20, 1997. Mr. Werner used funds from his Individual Retirement Account to purchase 5,000 shares of Common Stock on May 14, 1997 and 8,135 shares of Common Stock on May 19, 1997 and personal funds to purchase 8,000 shares of Common Stock on May 15, 1997.

    4) American Technology Investments, Inc. used $40,000 of its working capital and directly borrowed through an unsecured note $200,000 in funds from its sole shareholder, Robert D. Mowry to make the purchase of 196,922 shares of Common Stock on April 15, 1997. (Mr. Mowry's personal funds were used to fund the loan.)

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Mowry, individually and through Big Canyon Investments, Inc. and American Technology Investments, Inc., has acquired the SYS shares of Common Stock, and plans to acquire additional shares, with the goal of changing the board of directors through a special shareholders' meeting, which Mr. Mowry and Big Canyon Investments, Inc. have requested and which is anticipated will be held during the last ten days of June, and gaining control over the management and policies of SYS. Mr. Mowry intends, through control of SYS shares of Common Stock, to influence and develop SYS's future direction and growth in the hi-tech governmental and non-defense related markets. Mr. Werner initially obtained his shares of Common Stock for investment, and will join Mr. Mowry in changing the board of directors and gaining control over the management and policies of SYS. Mr. Werner, with Mr. Mowry, intends to influence and develop SYS's future direction and growth in the high-tech governmental and non-defense related markets.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    1) a) Mr. Mowry holds 658,504 shares of Common Stock which represent approximately 21.8% of the believed 3,021,822 outstanding shares of Common Stock.

         Mr. Mowry, American Technology Investments, Inc. and Mr. Werner hold 1,208,293 shares of Common Stock which represents 40.0% of the believed 3,021,822 outstanding shares of Common Stock.

         b) Mr. Mowry has the shared power to vote and dispose of the 196,922 Shares of the Common Stock representing 6.5% of the believed 3,021,822 shares of Common Stock of SYS held by American Technology Investments, Inc.

         Mr. Mowry has an irrevocable proxy (subject to certain conditions) to vote 123,078 shares of Common Stock which represents approximately 4.1% of the believed 3,021,822 outstanding Common Stock of SYS.

         Mr. Mowry has sole voting and disposition power over the 658,504 shares of Common Stock he holds.

                                     SCHEDULE 13D

CUSIP No.   871880 10 0                                        Page 7 of 9 Pages

         c) On May 14, 1997, Mr. Mowry purchased 70,988 shares of Common Stock for $.50 per share in a private transaction which was effected by telephone and personal meetings; the exchange of documents and payments was by personal delivery.

         On March 19, 1997 and March 21, 1997, Mr. Mowry purchased 101,059 shares of Common Stock in four private transactions. The transactions were effected by telephone, facsimile, and personal meetings, and the exchange of documents and payment was by personal delivery. Although Mr. Mowry has paid for the shares of Common Stock, the share certificate representing 4,138 shares of Common Stock has been lost by the seller and the transfer of the shares of Common Stock will occur when the procedures for replacing lost certificates has been completed.

         On May 29, 1997, Mr. Mowry had transferred to him 469,457 shares of Common Stock previously held by Big Canyon Investors, Inc.

         Mr. Mowry has owned 17,000 of his shares of Common Stock for over sixty days.

         d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities, except as indicated above.

         e) Not applicable.

    2) a) Mr. Werner holds 229,789 shares of Common Stock which represents 7.6% of the believed 3,021,822 outstanding shares of SYS Common Stock.

         Mr. Mowry, American Technology Investments, Inc. and Mr. Werner hold 1,208,293 shares of Common Stock, which represents 40.0% of the believed 3,021,822 outstanding shares of Common Stock.

         b) Mr. Werner has sole voting and disposition power of the 229,789 SYS shares of Common Stock he holds.

         c) Mr. Werner has owned 199,125 of his shares of Common Stock for more than 60 days. On March 19, 1997, Mr. Werner purchased an additional 8,446 shares of Common Stock in two private transactions. On March 20, 1997, Mr. Werner purchased 1,083 shares of Common Stock in a private transaction. The transactions were effected by telephone, facsimile and overnight mail and payment was made by personal delivery and overnight mail. Although Mr. Werner purchased the shares of Common Stock, the share certificate representing 5,570 shares of Common Stock has been lost by the seller and the transfer of the shares of Common Stock will occur when the procedures for replacing lost certificates has been completed.

         On May 14, 1997, Mr. Werner purchased 5,000 shares of Common Stock through his Individual Retirement Account in an open market transaction for $.65 per share of Common Stock (including commissions). On May 15, 1997, Mr. Werner purchased 8,000 shares of Common Stock in an open market transaction for $.57 per share of Common Stock (including commissions). On May 19, 1997, Mr Werner purchased 8,135 shares for $.50 per share of Common Stock through his Individual Retirement Account in a private transaction that was effected by telephone and personal meetings. Payment was made by personal delivery.

         d) No other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds in the sale of, the above securities.

         e) Not applicable.

    3) a) American Technology Investments, Inc. holds 196,922 shares of Common Stock which represent approximately 6.5% of the believed 3,021,822 outstanding Common Stock. In addition, American Technology

                                     SCHEDULE 13D

CUSIP No.   871880 10 0                                        Page 8 of 9 Pages


Investments, Inc. has an option to purchase an additional 123,078 shares of Common Stock which represent approximately 4.1% of the believed 3,021,822 outstanding shares of Common Stock.

         Mr. Mowry, American Technology Investments, Inc. and Mr. Werner hold 1,208,293 shares of Common Stock, which represents 40.0% of the believed 3,021,822 outstanding shares of Common Stock.

         b) American Technology Investments, Inc. has the sole voting power and disposition power of the 196,922 shares of SYS Common Stock it holds.

         c) On April 15, 1997 American Technology Investments, Inc. acquired 186,922 shares of Common Stock from the Carroll Living Trust and 10,000 shares of Common Stock from Robert E. Carroll for $240,000 (approximately $1.22 per share). The transaction was effected by telephone, facsimile and E-mail and the exchange of documents was effected by personal delivery between the buyer and sellers. In addition, American Technology Investments, Inc. received an option from the Carroll Living Trust to purchase an additional 123,078 shares of Common Stock, exercisable for 41,026 shares of Common Stock on each of April 15, 1998, 1999 and 2000 at an exercise price of $1.21875 per share. The obligations of American Technology Investments, Inc. under the Stock Purchase and Option Agreement are guaranteed by Mr. Mowry. In addition, Mr. Mowry received an irrevocable proxy to vote 320,000 shares of Common Stock. The proxy for 196,922 shares of Common Stock terminated when the share certificate representing 196,922 shares of Common Stock purchased by American Technology Investments, Inc. as described herein was issued in its name.

         d) No other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds in the sale of, the above securities.

         e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Mowry has complete discretion and control over all of the securities held by American Technology, Investments, Inc. In addition, Mr. Mowry has a proxy to vote 123,078 shares of Common Stock. Mr. Mowry and Mr. Werner have an informal understanding to vote their shares of Common Stock in a manner which will achieve the purposes set forth in Item 4 above.

                                     SCHEDULE 13D
CUSIP No.   871880 10 0                                        Page 9 of 9 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Agreement to File Single Statements

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is being filed on behalf of all the parties identified in Item 2 above.

    Dated:  June 9, 1997

                                              /s/ Robert D. Mowry
                                            ------------------------------
                                            Robert D. Mowry

                                              /s/ Charles H. Werner
                                            ------------------------------
                                            Charles H. Werner

                                     American Technology Investments, Inc.,
                                      a California corporation


                                     By:      /s/ Robert D. Mowry
                                             ------------------------------
                                             Robert D. Mowry
                                     Its:   President

                                      EXHIBIT A


                          AGREEMENT TO FILE SINGLE STATEMENT

    This agreement is entered into the 9th day of June, 1997, by and between Charles H. Werner, Robert D. Mowry, American Technology Investments, Inc., a California corporation and Big Canyon Investments, Inc., a California corporation.

                                       RECITALS

    A. The parties are aligned in interest regarding the ownership and control of SYS no par value common shares; and

    B. The parties desire that a single Schedule 13D be filed on each of their behalf.

    NOW, THEREFORE, the parties agree that a single Schedule 13D shall be filed on behalf of each of them by Mr. Mowry, and that all filing costs be payable by Big Canyon Investments, Inc.

    IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement to file Single Statement as of the day and year first written above.


                                             /s/ Robert D. Mowry
                                            -------------------------------
                                            Robert D. Mowry


                                             /s/ Charles H. Werner
                                            -------------------------------
                                            Charles H. Werner


                                     AMERICAN TECHNOLOGY INVESTMENTS, INC.,
                                      a California corporation


                                     By:      /s/ Robert D. Mowry
                                             -------------------------------
                                             Robert D. Mowry, President




                                         A-1